Exhibit 99.112

AMENDING AND ASSIGNMENT AGREEMENT

(the “Agreement”)

THIS AGREEMENT is dated effective April 18, 2022.

BETWEEN:

WONDERFI TECHNOLOGIES INC.

(the “Purchaser”)

- and -

13963071 CANADA INC.

(“Subco”)

- and -

COINBERRY LIMITED

(the “Company”)

- and -

ANDREI POLIAKOV and EVAN KUHN

(the “Principals”)

RECITALS:

A.	The Company, the Principals and the Purchaser (on its own behalf and on behalf of Subco) are parties to a business combination agreement dated April 17, 2022 (the “Business Combination Agreement”).

B.	Pursuant to Section 7.11 of the Business Combination Agreement, the Purchaser incorporated Subco.

C.	Pursuant to Section 7.11 of the Business Combination Agreement, the Purchaser desires to assign its obligations under the Business Combination Agreement in respect of Subco to Subco, and Subco desires to accept such assignment and to be bound by the provisions of the Business Combination Agreement.

D.	The Parties wish to amend the Business Combination Agreement pursuant to the terms of this Agreement.

THEREFORE, in consideration of $1.00 and other good and valuable consideration paid by each Party to the other (the receipt and sufficiency of all of which is acknowledged), the Parties agree as follows:

1.	The recitals to this Agreement are expressly incorporated into and form a part of this Agreement. Capitalized terms used, but not otherwise defined in this Agreement, have the meanings given to such terms in the Business Combination Agreement.

2.	Effective April 18, 2022, the Purchaser does hereby absolutely grant and assign to and in favour of Subco all of Subco’s obligations, right, title and interest in and to the Business Combination Agreement, and Subco does hereby accept such grant and assignment and agrees to assume such obligations and perform and be bound by all of the terms and conditions of the Business Combination Agreement that apply to Subco.

3.	The Parties agree that the Business Combination Agreement is amended with all references to “Subco” therein to mean Subco as defined herein.

4.	This Agreement shall be read and construed together with the Business Combination Agreement and, except as amended by this Agreement, the provisions of the Business Combination Agreement remain unamended and in full force and effect.

5.	This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and assigns.

6.	This Agreement is governed by and will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

7.	This Agreement may be executed and delivered by electronic means and in counterparts.

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IN WITNESS WHEREOF, the Parties have executed this Agreement.

WONDERFI TECHNOLOGIES INC.

Per: /s/ “Ben Samaroo”
Name:	Ben Samaroo
Title:	Chief Executive Officer

13963071 CANADA INC.

Per: /s/ “Ben Samaroo”
Name:	Ben Samaroo
Title:	President

COINBERRY LIMITED

Per: /s/ “Andrei Poliakov”
Name:	Andrei Poliakov
Title:	Chief Executive Officer

Per: /s/ “Andrei Poliakov”
ANDREI POLIAKOV

Per: /s/ “Evan Kuhn”
EVAN KUHN